Exhibit 3.1.4

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

YRC WORLDWIDE INC.

Pursuant to Section 242 of

the General Corporation Law of the

State of Delaware

YRC WORLDWIDE INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST: The first sentence of Article FOURTH of the Certificate of Incorporation of the Company is hereby amended to read in its entirety as follows:

The total authorized capital stock of the Corporation is as follows: 2,005,000,000 shares, of which 5,000,000 shares shall be Preferred Stock, $1.00 par value (“Preferred Stock”) and 2,000,000,000 shares shall be Common Stock, $0.01 par value (“Common Stock”).

Each share of common stock issued as of the effective time of this Certificate of Amendment with a par value of One Dollar ($1.00) per share, shall, on the effective date of this Certificate of Amendment, be reclassified into one share of common stock with a par value of One Cent ($.01) per share.

SECOND: This Certificate of Amendment was adopted by the approval of the stockholders of the Company at a special meeting of the stockholders held February 17, 2010 in accordance with the provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly executed this 17th day of February, 2010.

YRC WORLDWIDE INC.

By:	/s/ Daniel J. Churary
Name:	Daniel J. Churay
Title:	Executive Vice President, General Counsel and Secretary